As filed with the Securities and Exchange Commission on July 22, 2021

Registration No. 333-253099

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BM Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7389	82-310369
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

201 King of Prussia Road, Suite 350

Wayne, PA 19087

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Luvleen Sidhu

Chief Executive Officer

201 King of Prussia Road, Suite 350

Wayne, PA 19087

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jonathan H. Talcott

E. Peter Strand

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue, NW, Suite 900

Washington, DC 20001

(202) 689-2806

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

EXPLANATORY NOTE

BM Technologies, Inc. (the “Company”) is filing this Amendment No. 2 on Form S-1/A (this “Amendment”) to its Amendment No.1 on Form S-1/A which was originally filed with the Securities and Exchange Commission on July 19, 2021 (the “Original Filing”).

               The purpose of the Amendment is to correct scrivener’s errors in the BDO USA, LLP, Report of Independent Registered Public Accounting Firm (“Auditor’s Report”) and consent filed as Exhibit 23.2 thereto (“Consent”). The scrivener’s error in the Auditor’s Report concerns the date of the original Auditor’s Report, which referenced March 30, 2021 instead of March 31, 2021. No other changes were made to the Auditor’s Report.

              The Consent has been updated to reflect the correct original report date of March 31, 2021 and to correctly reflect the updated report date related to Notes 1, 4, and 17 as July 19, 2021. No other changes were made to the Consent.

              This Amendment does not reflect events occurring after the filing of the Original Filing or modify or update any amounts or disclosures within the financial statements and should be read in conjunction with the Original Filing made with the Securities and Exchange Commission.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

BankMobile Technologies, Inc.

Wayne, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying balance sheets of BankMobile Technologies, Inc. (the “Company”) as of December 31, 2020 and 2019, the related statements of operations, shareholder’s equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

 /s/ BDO USA, LLP

We have served as the Company's auditor since 2018.

Philadelphia, Pennsylvania

March 31, 2021, except for Notes 1, 4 and 17, as to which the date is July 19, 2021

BANKMOBILE TECHNOLOGIES, INC.
BALANCE SHEETS
(amounts in thousands, except share and per share data)

	December 31,
	2020	2019
ASSETS
Non-interest earning deposit	$2,989	$7,586
Restricted cash	—	1,000
Cash and cash equivalents	2,989	8,586
Accounts receivable	7,384	10,490
Receivable from Customers Bank	—	849
Prepaid expenses and other current assets	2,348	8,804
Total current assets	12,721	28,729
Premises and equipment, net	401	638
Developed software, net	39,657	50,478
Goodwill	5,259	5,259
Other intangibles, net	5,070	5,734
Other assets	853	2,478
Total assets	$63,961	$93,316
LIABILITIES AND SHAREHOLDER’S EQUITY
Liabilities:
Accounts payable and accrued liabilities	$7,346	$11,093
Payable to Customers Bank	5,105	—
Borrowings from Customers Bank	21,000	40,000
Current portion of operating lease liabilities	701	1,001
Deferred revenue, current	2,588	1,938
Total current liabilities	36,740	54,032
Operating lease liabilities	430	1,536
Deferred revenue, non-current	2,101	—
Other liabilities	—	3,118
Total liabilities	$39,271	$58,686
Commitments and contingencies (NOTE 16)
Shareholder’s equity:
Common stock, par value $0.0001 per share; 1 billion shares authorized; 6,123,432 shares issued and outstanding at December 31, 2020 and 2019	$1	$1
Additional paid in capital	64,017	62,164
Accumulated deficit	(39,328)	(27,535)
Total shareholder’s equity	24,690	34,630
Total liabilities and shareholder’s equity	$63,961	$93,316

See accompanying notes to the financial statements.

BANKMOBILE TECHNOLOGIES, INC.
STATEMENTS OF OPERATIONS
(amounts in thousands, except per share data)

	For the Years Ended December 31,
	2020	2019	2018
Operating revenues:
Interchange and card revenue	$26,285	$28,124	$29,923
Servicing fees from Customers Bank	22,465	27,425	16,140
Account fees	11,308	10,937	6,544
University fees	5,320	4,964	4,720
Other	1,480	857	189
Total revenues	66,858	72,307	57,516
Operating expenses:
Technology, communication, and processing	27,404	27,310	30,281
Salaries and employee benefits	26,076	22,758	14,607
Professional services	9,304	10,646	8,301
Provision for operating losses	5,170	9,367	5,417
Occupancy	1,428	1,791	1,656
Customer related supplies	825	1,538	2,117
Advertising and promotion	941	1,354	557
Merger and acquisition related expenses	739	100	4,090
Other	5,346	4,744	5,065
Total expenses	77,233	79,608	72,091
Loss from operations	(10,375)	(7,301)	(14,575)
Non-operating expenses:
Interest expense	1,395	535	—
Loss before income tax expense	(11,770)	(7,836)	(14,575)
Income tax expense	23	27	28
Net loss	$(11,793)	$(7,863)	$(14,603)

Weighted average shares outstanding	6,123,432	6,123,432	6,123,432
Basic and diluted loss per common share	$(1.93)	$(1.28)	$(2.38)

See accompanying notes to the financial statements.

BANKMOBILE TECHNOLOGIES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY
For the Years Ended December 31, 2020, 2019 and 2018
(amounts in thousands, except share data)

	Common Stock
	Shares of Common Stock Outstanding	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
Balance, December 31, 2017	100	$—	$65,781	$(5,069)	$60,712
Retroactive application of reverse Capitalization (Note 1)	6,023,432	1	(1)	—
Adjusted balance, December 31, 2017	6,123,432	1	65,780	(5,069)	60,712
Net loss	—	—	—	(14,603)	(14,603)
Capital contribution from Customers Bank			28,474	—	28,474
Capital contribution to Customers Bank	—	—	(3,896)	—	(3,896
Balance, December 31, 2018	6,123,432	1	90,358	(19,672)	70,687
Net loss	—	—	—	(7,863)	(7,863)
Capital contribution from Customers Bank	—	—	11,806	—	11,806
Capital distribution to Customers Bank	—	—	(40,000)	—	(40,000)
Balance, December 31, 2019	6,123,432	1	62,164	(27,535)	34,630
Net loss	—	—	—	(11,793)	(11,793)
Capital contribution from Customers Bank	—	—	1,853	—	1,853
Balance, December 31, 2020	6,123,432	$1	$64,017	$(39,328)	$24,690

See accompanying notes to the financial statements.

BANKMOBILE TECHNOLOGIES, INC.
STATEMENTS OF CASH FLOWS
(amounts in thousands)

	For the Years Ended December 31,
	2020	2019	2018
Cash Flows from Operating Activities
Net loss	$(11,793)	$(7,863)	$(14,603)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of premises and equipment	310	405	348
Amortization of developed software	11,047	7,801	4,462
Amortization of other intangible assets	664	1,070	1,064
Amortization of right-of-use assets	1,253	1,023	—
Impairment of software asset	3,721	—	—
Share-based compensation expense	468	517	251
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	3,106	(2,521)	(6,718)
Decrease (increase) in prepaid expenses & other current assets	6,456	(5,811)	(1,380)
Decrease in receivable from Customers Bank	849	569	3,253
Decrease in other assets	372	240	2,968
(Decrease) in disbursement purchase payment escrowed	—	—	(5,000)
(Decrease) increase in accounts payable and accrued liabilities	(3,747)	5,440	5,707
(Decrease) in operating lease liabilities	(1,406)	(1,011)	—
Increase in payable to Customers Bank	5,105	—	—
Increase in deferred revenue	2,751	95	(160)
(Decrease) increase in other liabilities	(3,118)	1,998	(2,152)
Net Cash Provided by Operating Activities	16,038	1,952	(11,960)
Cash Flows from Investing Activities
Purchases and development of software	(3,947)	(7,864)	(17,584)
Purchases of premises and equipment	(73)	(191)	(298)
Acquisition of university relationship intangible asset	—	—	(1,502)
Net Cash Used in Investing Activities	(4,020)	(8,055)	(19,384)
Cash Flows from Financing Activities
(Repayments)/borrowings from Customers Bank	(19,000)	40,000	—
Capital contribution from Customers Bank	1,385	11,289	28,223
Capital distribution to Customers Bank	—	(40,000)	(3,896)
Net Cash (Used in) Provided by Financing Activities	(17,615)	11,289	24,327
Net (Decrease) Increase in Cash and Cash Equivalents	(5,597)	5,186	(7,017)
Cash and Cash Equivalents and Restricted Cash – Beginning	8,586	3,400	10,417
Cash and Cash Equivalents and Restricted Cash– Ending	$2,989	$8,586	$3,400

Supplementary Cash Flow Information:
Income taxes paid, net of refunds	$—	$(7,522)	$690

Noncash Operating, Investing and Financing Activities:
Acquisition of right-of-use assets and related operating lease liabilities	$—	$36	$—
Share-based compensation recorded as capital contribution from Customers Bank (NOTE 12)	$468	$517	$251

See accompanying notes to the financial statements.

BANKMOBILE TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF THE BUSINESS

BankMobile Technologies, Inc. (“BMT”) provides state-of-the-art high-tech digital banking and disbursement services to consumers and students nationwide through a full service fintech banking platform, accessible to customers anywhere and anytime through digital channels.

BMT facilitates deposits and banking services between a customer and an FDIC insured partner bank. BMT’s Banking-as-a-Service (“BaaS”) business model leverages partners’ existing customer bases to achieve high volume, low-cost customer acquisition in its Disbursement, White Label, and Workplace Banking businesses. BMT has four primary revenue sources: interchange and card revenue, servicing fees from the Bank, account fees, and university fees. The majority of revenues are driven by customer activity (deposits, spend, transactions, etc.) but may be paid or passed through by the Bank, universities, or paid directly by customers.

BMT is a Pennsylvania corporation, incorporated in May 2016, and until January 4, 2021, was a wholly-owned subsidiary of Customers Bank (the “Bank”). The Bank is a Pennsylvania state-chartered bank and a wholly-owned subsidiary of Customers Bancorp, Inc. (the “Bancorp” or “Customers Bancorp”), a bank holding company, collectively referred to as “Customers” herein.

The Bank holds BMT serviced deposit accounts, deposit liabilities and related assets funded by the deposits held pursuant to applicable banking law, which requires deposit accounts and liabilities to be held only by a chartered bank. BMT is not a bank, does not hold a bank charter, and it does not provide banking services.

As a subsidiary of the Bank, BMT is subject to the regulation of the Pennsylvania Department of Banking and Securities and the Federal Reserve Bank, and is periodically examined by those regulatory authorities. BMT is also subject to the regulations of the Department of Education due to its Disbursements business, and is periodically examined by them.

Retroactive Adjustments Related to Reverse Recapitalization

On January 4, 2021, BankMobile Technologies, Inc. (“BankMobile”), Megalith Financial Acquisition Corp. (“Megalith”), and MFAC Merger Sub Inc., consummated the transaction contemplated by the merger agreement entered into on August 6, 2020. In connection with the closing of the merger, Megalith changed its name to BM Technologies, Inc. Effective January 6, 2021, Megalith’s units ceased trading, and the Company’s common stock and warrants began trading on the NYSE American under the symbols “BMTX” and “BMTX-WT,” respectively.

The merger was accounted for as a reverse recapitalization in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Under this method of accounting, BankMobile was treated as the “acquirer” company for financial reporting purposes and as a result, the transaction was treated as the equivalent of BankMobile issuing stock for the net assets of Megalith, accompanied by a recapitalization. The excess of the fair value of the shares issued over the value of the net monetary assets of Megalith was recognized as an adjustment to shareholders’ equity. There was no goodwill or other intangible assets recorded in the merger.

On May 24, 2021, the Company filed its Quarterly Report on Form 10-Q with the U.S. Securities and Exchange Commission (“SEC”) for the three months ended March 31, 2021 and 2020, with such interim financial statements reflecting the reverse recapitalization of BM Technologies as if it had occurred as of the beginning of each period presented.

At Closing, the stockholder of BankMobile received 61,234.32 shares (the “Exchange Ratio”) of the Company’s common stock, for each share of BankMobile owned.

As a result of the requirement to include the audited annual financial statements in the Company’s Form S-1, as well as the fact that the Company’s Form 10-Q filed in May 2021 reflects the retroactive adjustments associated with the merger transaction pursuant to the merger agreement, in conformity with accounting principles generally accepted in the United States, the Company has retroactively adjusted its annual financial statements and related notes thereto, as of for the years ended December 31, 2020, 2019, and 2018 to reflect the aforementioned reverse recapitalization as follows:

●	Within the Balance Sheets, the common stock description and values of common stock and additional paid in capital were adjusted to reflect the retroactive adjustments associated to the merger transaction to those accounts.

●	Within the Statements of Changes in Shareholder’s Equity, BankMobile stock was converted to the Company’s common stock using the Exchange Ratio.

●	Within the Statements of Operations, net loss per share and the weighted average number of shares used to compute net loss per share were adjusted based on the converted number of common shares.

●	Within Note 4 to the Financial Statements, net loss per share and the weighted average number of shares used to compute net loss per share were adjusted based on the converted number of common shares.

●	Note 17 to the Financial Statements was updated through July 19, 2021.

Except as otherwise noted above, the financial statements and related notes included herein have not been adjusted from the financial statements and related notes included in Amendment No. 1 to the Company’s Current Report on Form 8-K filed by the Company with the SEC on March 31, 2021.

NOTE 2 — ACQUISITION ACTIVITY

In January 2018, BMT entered into an Asset Purchase Agreement (“APA”) with a third party (the “Seller”) for the purchase of the Seller’s higher education refund disbursements and student prepaid accounts (“Purchased Assets”). The aggregate purchase price for the purchased assets was $1.5 million. BMT recorded the entire purchase price as an intangible asset as it mainly related to higher education university contractual relationships. This intangible asset has a useful life of 20 years representing the estimated life of the contractual relationships.

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of BMT are in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect the reported balances of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the valuation of deferred tax assets and the annual goodwill and intangible asset impairment analysis.

Impact of COVID-19

In March 2020, the outbreak of COVID-19 was recognized as a pandemic by the World Health Organization. The spread of COVID-19 has created a global public health crisis that has resulted in unprecedented uncertainty, economic volatility and disruption in financial markets and in governmental, commercial and consumer activity in the United States and globally, including the markets that BMT serves. Significant uncertainties as to future economic conditions exist. BMT’s revenues are derived from account fees earned from the account holders, and interchange and card fees earned from transactions conducted by these account holders. Since the outbreak of COVID-19, BMT experienced an initial decline in revenues as compared to pre-COVID-19 period, followed by an increase in revenues resulting from the benefit of federal stimulus on account balances and activity levels. BMT continues to monitor the impact of COVID-19 closely, however, the extent to which the COVID-19 pandemic will impact the operations and financial results of BMT during the remainder of 2021 and beyond is highly uncertain.

Segment Reporting

BMT has one reportable segment, as all significant operating decisions are based upon analysis of BMT as one segment or unit.

Business Combinations

Business combinations are accounted for by applying the acquisition method in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations. Under the acquisition method, identifiable assets acquired and liabilities assumed are measured at their fair values as of the date of acquisition, and are recognized separately from goodwill. Results of operations of the acquired entity are included in the statement of income from the date of acquisition. BMT recognizes goodwill when the acquisition price exceeds the estimated fair value of the net assets acquired.

Cash and Cash Equivalents

As of December 31, 2020 and 2019, cash and cash equivalents consisted of non-interest bearing deposits maintained at Customers Bank.

Restrictions on Cash

As of December 31, 2019, we had $1.0 million of restricted cash maintained in an escrow account related to a U.S. Department of Education enforcement matter. During 2020, the $1.0 million was assumed by the Bank along with the remaining liability for the enforcement matter as discussed in NOTE 16 — LOSS CONTINGENCIES.

Receivable from/Payable to Customers Bank

The receivable/payable with the Bank represents the net intercompany due to/due from for ongoing operating activities between the Bank and BMT. These operating activities include prepaid fees, payroll, and BMT’s share of income taxes due to/due from the Bank.

Accounts Receivable

Accounts receivable primarily relate to reimbursements to be received from a white label partner, as described in collaborative arrangements below, and uncollected university subscription and disbursement services fees, and are recorded at face amounts less an allowance for doubtful accounts. Management evaluates accounts receivable and establishes the allowance for doubtful accounts based on historical experience, analysis of past due accounts and other current available information. Accounts receivable deemed to be uncollectible are individually identified and are charged-off against the allowance for doubtful accounts. Charge-offs of uncollectible accounts have historically been immaterial and BMT had no allowance for doubtful accounts as of December 31, 2020 and 2019.

Higher education institution clients are generally billed upfront. Consequently, amounts recorded in accounts receivable may also be reported as deferred revenue as described below.

Concentration of Credit Risk

Potential concentration of credit risk consists primarily of accounts receivable from white label partners, as described in collaborative arrangements below, and higher education institution clients. At December 31, 2020 and 2019, a white label partner accounted for 63% and 74% of accounts receivable, respectively.

Premises and Equipment

Premises and equipment are recorded at cost less accumulated depreciation. Depreciation is charged to operations on a straight-line basis over the estimated useful lives of the assets or, in the case of leasehold improvements, the lease period, if shorter. Upon disposal or retirement of property and equipment, cost and related accumulated depreciation are removed from the accounts. Gains and losses from dispositions are credited or charged to operations. Expenditures for ordinary maintenance and repairs are charged to expense. Additions or betterments to property and equipment are capitalized at cost.

Developed Software

Developed software includes internally developed software and developed software acquired in the Higher One Disbursement business acquisition described in NOTE 2 — ACQUISITION ACTIVITY. Internally developed software and related capitalized work-in-process costs relate to the development of digital banking platforms to connect BaaS banking customers to partner banks.

BMT capitalizes certain internal and external costs incurred to develop internal-use software during the application development stage. BMT also capitalizes the cost of specified upgrades and enhancements to internal-use software that result in additional functionality. Once a development project is substantially complete and the software is ready for its intended use, BMT begins amortizing these costs on a straight-line basis over the internal-use software’s estimated useful life, which range from three to five years.

The Higher One Disbursement business developed software is related to the Disbursement business services to colleges and universities and delivering services to students. The Higher One Disbursement business developed software was recorded at the amount determined by a third-party valuation expert and was estimated based on expected revenue attributable to the software utilizing a discounted cash flow methodology, giving consideration to potential obsolescence. The estimated useful life of the Higher One Disbursement business developed software is 10 years.

The Company reviews the carrying value of developed software for impairment by measuring the carrying amount of the asset against the estimated undiscounted future cash flows associated with is. If the Company determines that the carrying amount is impaired, the asset is written down to fair value. Fair value is determined based on discounted cash flows or management’s estimates, depending on the nature of the assets.

See NOTE 6 – DEVELOPED SOFTWARE below for information regarding a $3.7 million non-cash work-in-process write-down of discontinued product.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the identifiable net assets of businesses acquired through business combinations accounted for under the acquisition method. Other intangible assets represent purchased assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights. Intangible assets that have finite lives, such as university relationships and non-compete agreements, are subject to impairment testing. Intangible assets are amortized on a straight-line basis over periods ranging from four to twenty years.

Goodwill and other intangible assets are reviewed for impairment annually as of October 31 and between annual tests when events and circumstances indicate that impairment may have occurred. The goodwill impairment charge represents the amount by which the reporting unit’s carrying amount exceeds its fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. BMT applies a qualitative assessment to determine if the one-step quantitative impairment test is necessary.

Intangible assets subject to amortization are reviewed for impairment under ASC 360, Property, Plant and Equipment, which requires that a long-lived asset or asset group be tested for recoverability whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

As part of its qualitative assessment, BMT reviewed regional and national trends in current and expected economic conditions, examining indicators such as GDP growth, interest rates and unemployment rates. BMT also considered its own historical performance (through BankMobile), expectations of future performance, indicative deal values, and other trends specific to its industry. Based on its qualitative assessment, BMT determined that there was no evidence of impairment of the balance of goodwill and other intangible assets. As of December 31, 2020 and 2019, goodwill was $5.3 million and other intangible assets, net was $5.1 million and $5.7 million, respectively.

Leases

BMT enters into lease agreements primarily for the use of office space, all of which are classified as operating leases. At lease commencement date, BMT recognizes right-of-use (“ROU”) assets and lease liabilities measured at the present value of lease payments over the lease term. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease expense for rental payments are recognized on a straight-line basis over the lease term and are included in Occupancy expense. In addition to rent, BMT pays taxes and maintenance expenses, including an annual increase in operating expenses over the initial year’s expenses under certain leases as variable lease payments.

Income Taxes

BMT accounts for income taxes under the liability method of accounting for income taxes. The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. BMT determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

A tax position is recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the term upon examination includes resolution of the related appeals or litigation process. A tax position that meets the more-likely-than-not recognition threshold is measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management’s judgment.

In assessing the realizability of federal or state deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and prudent, feasible and permissible as well as available tax planning strategies in making this assessment. See NOTE 13 — INCOME TAXES for additional information.

Loss Contingencies

Loss contingencies, including claims and legal actions, arise in the ordinary course of business. In accordance with applicable accounting guidance, BMT establishes an accrued liability when those matters present loss contingencies that are both probable and estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. As facts and circumstances evolve, BMT, in conjunction with any outside counsel handling the matter, evaluates on an ongoing basis whether such matter presents a loss contingency that is probable and estimable. Once the loss contingency is deemed to be both probable and estimable, BMT will establish an accrued liability and record a corresponding amount of litigation-related expense. BMT continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established.

Revenue Recognition and Deferred Revenue

BMT’s adoption of Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”), on January 1, 2018, did not have a significant impact to BMT’s financial statements and, as such, a cumulative effect adjustment to beginning accumulated deficit was not necessary. BMT’s revenues from interchange and card revenue, servicing fees from Customers Bank, account fees, and university fees are within the scope of ASC 606. BMT determined that it is the agent in contracts for interchange and card revenue, and presents these revenues net of related expenses under ASC 606.

BMT’s revenue from contracts with customers within the scope of ASC 606 are as follows:

Interchange and card revenue

Interchange fees are earned whenever Customers’ issued debit cards serviced by BMT are processed through card payment networks. Interchange fees are recognized concurrent with the processing of the card transaction. Card revenue includes foreign ATM fees and Mastercard incentive income. ATM fees are recognized when the fee is deducted from the serviced account; Mastercard incentive income is primarily tied to debit spend volume and is recognized concurrent with spend.

 Servicing fees from Customers Bank

BMT sources and services deposit accounts for the Bank and in exchange is paid servicing fees beginning in 2018. Servicing fees and terms are established by individually negotiated contractual agreements. In 2018, the servicing fee was calculated based on the daily average deposit balance multiplied by a rate determined using a fund transfer pricing methodology that considered the expected tenure of the deposit funding. Beginning in 2019, a fixed rate was applied to the daily average deposit balances. In all periods, servicing fees are recognized monthly based on average daily balances.

Account fees

BMT earns account fees on BMT serviced deposit accounts for transaction-based, account maintenance services. Account maintenance fees, which relate primarily to monthly maintenance fees for BMT serviced accounts that do not meet minimum deposit balance requirements, are earned on a monthly basis representing the period over which BMT satisfies its performance obligation. Transaction-based fees, which include services such as wire transfer fees, card replacement, and cash deposit via Green Dot network fees, are recognized at the time the transaction is executed. Service charges on deposit accounts are withdrawn from the depositor’s account balance.

University fees

BMT earns university fees from higher education clients in exchange for financial aid and other student refund disbursement services provided. BMT facilitates the distribution of financial aid and other refunds to students, while simultaneously enhancing the ability of the higher education institutions to comply with the federal regulations applicable to financial aid transactions. For these services, higher education institution clients are charged an annual subscription fee and/or per-transaction fee (e.g., check issuance, new card, card replacement fees) for certain transactions. The annual subscription fee is recognized ratably over the period of service and the transaction fees are recognized when the transaction is completed. BMT typically enters into long-term (generally three or five-year initial term) contracts with higher education institutions to provide these refund management disbursement services. Deferred revenue consists of amounts received from clients prior to the performance of services. The deferred revenues are recognized over the service period on a straight-line basis.

Advertising and Promotion

Advertising and promotion costs are expensed as incurred.

Collaborative Arrangements

In the normal course of business, BMT may enter into collaborative arrangements primarily to develop and commercialize banking products to its partners’ customers. Collaborative arrangements are contractual agreements with third parties that involve a joint operating activity where both BMT and the collaborating white label partner are active participants in the activity and are exposed to the significant risks and rewards of the activity. Collaborative activities typically include research and development, technology, product development, marketing, and day-to-day operations of the banking product. These arrangements often require the sharing of revenue and expense. BMT’s expenses incurred pursuant to these arrangements are reported net of any payments due to or amounts due from BMT’s white label partners, which are recognized at the time the white label partner becomes obligated to pay. For the years ended December 31, 2020, 2019 and 2018, BMT recognized $18.5 million, $16.2 million and $8.8 million, respectively, in expense reimbursements from collaborative arrangements. In 2020, the reimbursements were primarily recorded in “Salaries and employee benefits” and “Professional services” on the statement of operations.

Provision for Operating Losses

The provision for operating losses represents BMT’s payments for losses resulting from fraud or theft-based transactions that have generally been disputed by BMT serviced deposit account holders, as well as an estimated liability for disputes that have not been resolved as of the end of the reporting period. The liability is based on historical rates of loss on such transactions. The liability balance was $0.4 million and $0.1 million at December 31, 2020 and 2019, respectively, and presented within “Accounts payable and accrued liabilities” on the balance sheet.

Merger and Acquisition Related Expenses

In 2020, BMT and Customers Bank entered into an Agreement and Plan of Merger with Megalith Financial Acquisition Corp. BMT incurred $0.7 million and $0.1 million in merger and acquisition expenses in 2020 and 2019, respectively, related to the merger agreement with Megalith Financial Acquisition Corp. In 2017, Customers entered into an Amended and Restated Purchase and Assumption Agreement and Plan of Merger (the “Amended Agreement”) with Flagship Community Bank (“Flagship”) to effect the spin-off of BMT to Customers’ common shareholders and merger with Flagship, and Flagship’s related purchase of BankMobile’s deposits. BMT incurred $4.1 million in expense in 2018 related to the spin-off and merger with Flagship before the transaction was terminated in October 2018.

Recently Issued Accounting Standards

Presented below are accounting standards that the Financial Accounting Standards Board (“FASB”) has issued that BMT has adopted.

Accounting Standards Adopted on January 1, 2020

Standard	Summary of guidance	Effects on Financial Statements
ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments Issued April 2019

Clarifies the scope of the credit losses standard and addresses issues related to accrued interest receivable balances, recoveries, variable interest rates, and prepayments.

Addresses partial-term fair value hedges, fair value hedge basis adjustments and certain transition requirements.

Addresses recognizing and measuring financial instruments, specifically the requirement for remeasurement under ASC 820 when using the measurement alternative, certain disclosure requirements and which equity securities have to be remeasured at historical exchange rates.

Topic 326 Amendments — Effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. Early adoption permitted. Topic 815 Amendments — Effective for first annual period beginning after the issuance date of this ASU (i.e., fiscal year 2020). Entities that have already adopted the amendments in ASU 2017-12 may elect either to retrospectively apply all the amendments or to prospectively apply all amendments as of the date of adoption. Topic 825 Amendments — Effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years.

BMT adopted on January 1, 2020.

The adoption of this guidance relating to Topics 815 and 825 did not have a material impact on BMT’s financial statements. Please refer to ASU 2016-13 for further discussion on BMT’s adoption of ASU 2016-13 (Topic 326).

Standard	Summary of guidance	Effects on Financial Statements
ASU 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction Between Topic 808 and Topic 606 Issued November 2018

Clarifies that certain transactions between collaborative arrangement participants should be accounted for as revenue under Topic 606 when the collaborative arrangement participant is a customer in the context of a unit of account. In those situations, all the guidance in Topic 606 should be applied, including recognition, measurement, presentation, and disclosure requirements.

Adds unit-of-account guidance in Topic 808 to align with the guidance in Topic 606 when an entity is assessing whether the collaborative arrangement or a part of the arrangement is within scope of Topic 606.

Requires that in a transaction with a collaborative arrangement participant that is not directly related to sales to third parties, presenting the transaction together with revenue recognized under Topic 606 is precluded if the collaborative arrangement participant is not a customer.

Effective for fiscal year beginning after December 15, 2019 and interim periods within those fiscal years. Early adoption permitted.

BMT adopted on January 1, 2020. The adoption did not have a material impact on BMT’s financial statements.

ASU 2018-15, Internal-Use Software (Subtopic 350-40): Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract Issued August 2018	Clarifies that service contracts with hosting arrangements must follow internal-use software guidance Subtopic 350-40 when determining which implementation costs to capitalize as an asset related to the service contract and which costs to expense.	BMT adopted on January 1, 2020. The adoption did not have a material impact on BMT’s financial statements.

Standard	Summary of guidance	Effects on Financial Statements

Also clarifies that capitalized implementation costs of a hosting arrangement that is a service contract are to be amortized over the term of the hosting arrangement, which includes the noncancelable period of the arrangement plus options to extend the arrangement if reasonably certain to exercise.

Clarifies that existing impairment guidance in Subtopic 350-40 must be applied to the capitalized implementation costs as if they were long-lived assets.

Applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption.

Effective for fiscal year beginning after December 15, 2019 and interim periods within those fiscal years. Early adoption permitted.

ASU 2016-13, Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments Issued June 2016

Requires an entity to utilize a new impairment model known as the current expected credit loss model to estimate lifetime expected credit loss and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset.

Replaces today’s “incurred loss” approach and is expected to result in earlier recognition of credit losses.

BMT adopted on January 1, 2020. BMT has identified accounts receivable to be within the scope of the standard. The adoption did not have a material impact on BMT’s financial statements.

Standard	Summary of guidance	Effects on Financial Statements

In May 2019, the FASB issued ASU 2019-05 Financial Instruments — Credit Losses (Topic 326): Targeted Transition Relief, which provides entities that have certain instruments within the scope of Topic 326 with an option to irrevocably elect the fair value option in Subtopic 825, Financial Instruments. This relief is to be applied on an instrument-by-instrument basis for eligible instruments upon adoption of Topic 326.

Effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years, with early adoption permitted.

Adoption to be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted.

NOTE 4 — LOSS PER SHARE

The following are the components and results of BMT’s loss per common share calculations for the periods presented.

	For the Year Ended December 31,
(amounts in thousands, except per share data)	2020	2019	2018
Net loss available to common shareholders	$(11,793)	$(7,863)	$(14,603)
Weighted-average number of common shares outstanding – basic and diluted	6,123	6,123	6,123
Basic and diluted loss per common share	$(1.93)	$(1.28)	$(2.38)

There were no securities that could potentially dilute basic loss per common share in future periods that were not included in the computation of diluted loss per common share for the years ended December 31, 2020, 2019 and 2018.

NOTE 5 — PREMISES AND EQUIPMENT

The components of premises and equipment as of December 31, 2020 and 2019 were as follows:

(amounts in thousands)	Expected Useful Life	December 31, 2020	December 31, 2019
Leasehold improvements	5 years	$28	$27
Furniture, fixtures and equipment	10 years	243	243
IT equipment	3 to 5 years	1,675	1,603
		1,946	1,873
Accumulated depreciation and amortization		(1,545)	(1,235)
Total		$401	$638

BMT recorded depreciation and amortization expense of $0.3 million, $0.4 million, and $0.3 million for the years ended December 31, 2020, 2019 and 2018, respectively, which is recorded in “Occupancy” on the statement of operations.

NOTE 6 — DEVELOPED SOFTWARE

The components of developed software as of December 31, 2020 and 2019 were as follows:

(amounts in thousands)	Expected Useful Life	December 31, 2020	December 31, 2019
Higher One Disbursement business developed software	10 years	$27,400	$27,400
Internally developed	3 to 5 years	40,104	38,910
Work-in-process		1,620	2,588
		69,124	68,898
Accumulated amortization		(29,467)	(18,420)
Total		$39,657	$50,478

BMT recorded amortization expense on developed software of $11.0 million, $7.8 million and $4.5 million for the years ended December 31, 2020, 2019 and 2018, respectively, which is included in “Technology, communication and processing” on the statement of operations. In addition, in 2020 we recorded a $3.7 million non-cash work-in-process write-down of discontinued product, which was due to a project that BMT management determined would not be placed in service and had no alternative use. The write-down resulted in a net non-cash charge of approximately $1.2 million after partner cost reimbursements, which is included in “Other general and administrative expenses” on the statement of operations. The partner cost reimbursements consisted of cash received from our partner for development costs that was recorded as a deferred liability.

NOTE 7 — OTHER INTANGIBLES

The components of other intangibles as of December 31, 2020 and 2019 were as follows:

(amounts in thousands)	Expected Useful Life	December 31, 2020	December 31, 2019
Customer relationships – universities	20 years	$6,402	$6,402
Non-compete agreement	4 years	3,000	3,000
		9,402	9,402
Accumulated amortization		(4,332)	(3,668)
Total		$5,070	$5,734

BMT recorded amortization expense of $0.6 million, $1.1 million and $1.1 million for the years ended December 31, 2020, 2019 and 2018 included in “Other general and administrative expenses” on the statement of operations. The non-compete agreement was fully amortized as of December 31, 2020.

NOTE 8 — LEASES

BMT leases two office space locations under operating leases, including one lease where the Bank is listed on the lease as lessee, as of December 31, 2020. The operating leases consist of 5-year lease terms with options to renew the leases or extend the term annually or with mutual agreement. Leases include variable lease payments that are based on an index or rate, such as an annual increase in operating expenses over the initial lease year’s expenses. Variable lease payments are not included in the liability or right-of-use (“ROU”) asset and are recognized in the period in which the obligations for those payments are incurred. BMT’s operating lease agreements do not contain any material residual value guarantees or material restrictive covenants.

As BMT’s operating leases do not provide an implicit rate, BMT utilized the incremental borrowing rate of the Bank based on the information available at either the adoption of ASC 842, Leases or the commencement date of the lease, whichever was later, when determining the present value of lease payments.

The following table summarizes operating lease ROU assets and operating lease liabilities and their corresponding balance sheet location:

(amounts in thousands)	Classification	December 31, 2020	December 31, 2019
ASSETS
Operating lease ROU assets	Other assets	$1,218	$2,471
LIABILITIES
Operating lease liabilities	Operating lease liabilities	$1,131	$2,537

BMT recorded $0.9 million and $0.8 million of operating lease expense for the years ended December 31, 2020 and 2019, respectively, which is recorded in “Occupancy” on the statement of operations.

The maturities of non-cancelable operating lease liabilities were as follows at December 31, 2020:

(amounts in thousands)	December 31, 2020
2021	$718
2022	430
Total minimum payments	1,148
Less: interest	(17)
Present value of lease liabilities	$1,131

Cash paid pursuant to operating lease liabilities for the years ended December 31, 2020 and 2019 was $1.0 million in both years, and was reported as cash flows used in operating activities in the statement of cash flows.

The following table summarizes the weighted average remaining lease term and discount rate for BMT’s operating leases:

(amounts in thousands)	December 31, 2020	December 31, 2019
Weighted average remaining lease term (years)
Operating leases	1.6 years	2.5 years
Weighted average discount rate
Operating leases	1.4%	2.9%

NOTE 9 — SHAREHOLDER’S EQUITY

BMT has the authority to issue 300,000,000 shares of capital stock, divided into three classes consisting of:

(a)	100,000,000 shares of common stock, par value $1.00 per share — 100 shares issued and outstanding at December 31, 2019 and 2018;

(b)	100,000,000 shares of Class B Non-Voting common stock, par value $1.00 per share; and

(c)	100,000,000 shares of preferred stock, par value as determined by the board of directors.

NOTE 10 — REVENUES

As provided in NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES, BMT’s adoption of ASU 2014-09, Revenue from Contracts with Customers (ASC 606), on January 1, 2018, did not have a significant impact to BMT’s financial statements and, as such, a cumulative effect adjustment to beginning retained earnings was not necessary. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts were not adjusted and continue to be reported in accordance with the previous accounting guidance under ASC 605, Revenue Recognition.

The following tables present BMT’s revenues disaggregated by nature of the revenue stream and the pattern or timing of revenue recognition for the years ended December 31, 2020, 2019 and 2018:

	For the Year Ended December 31,
(amounts in thousands)	2020	2019	2018
Revenue from contracts with customers:
Revenue recognized at point in time:
Interchange and card revenue	$26,285	$28,124	$29,923
Servicing fees from Customers Bank	22,465	27,425	16,140
Account fees	11,308	10,937	6,544
University fees – disbursement fees	1,240	1,008	1,039
Other	1,480	857	189
Total revenue recognized at point in time	62,778	68,351	53,835
Revenue recognized over time:
University fees – subscription revenue	4,080	3,956	3,681
Total revenue recognized over time	4,080	3,956	3,681
Total revenue from contracts with customers	$66,858	$72,307	$57,516

For the years ended December 31, 2020 and 2019, BMT’s servicing fees were from the Bank, as described in NOTE 14 — RELATED PARTY TRANSACTIONS.

NOTE 11 — EMPLOYEE BENEFIT PLANS

BMT’s team members participate in Customers’ 401(k) profit sharing plan whereby eligible team members may contribute amounts up to the annual IRS statutory contribution limit. BMT provides a matching contribution equal to 50% of the first 6% of the contribution made by BMT’s team member. BMT’s contributions for the years ended December 31, 2020, 2019 and 2018 were $0.8 million, $0.6 million and $0.5 million, respectively.

NOTE 12 — SHARE-BASED COMPENSATION

BMT’s team members participate in the share-based compensation arrangements established by Customers. The shares disclosed below refer to shares of Customers Bancorp.

Summary of Customers Bancorp Share Based Compensation Plans

During 2019, the shareholders of Customers Bancorp approved the 2019 Plan, during 2010, the shareholders of Customers Bancorp approved the 2010 Plan, and during 2012, the shareholders of Customers Bancorp approved the 2004 Plan. The 2019 Plan was approved by the shareholders of Customers at its 2019 Annual Meeting of Shareholders on May 30, 2019 and allows for the issuance of 1,500,000 shares. The purpose of these plans is to promote the success and enhance the value of Customers Bancorp by linking the personal interests of the members of the Board of Directors, team members, officers and executives of Customers to those of the shareholders of Customers and by providing such individuals with an incentive for outstanding performance in order to generate superior returns to shareholders of Customers.

The 2019 Plan, 2010 Plan and 2004 Plan are intended to provide flexibility to Customers in its ability to motivate, attract and retain the services of members of the Board of Directors, team members, officers and executives of Customers. Stock options and restricted stock units normally vest on the third or fifth anniversary of the grant date provided the grantee remains employed by Customers or continues to serve on the Board. With respect to certain stock options granted under the 2010 Plan, vested options shall be exercisable only when Customers’ fully diluted tangible book value will have increased by 50% from the date of grant. Share-based awards generally provide for accelerated vesting if there is a change in control (as defined in the Plans). No stock options may be exercisable for more than 10 years from the date of grant.

The 2019, 2010 and 2004 Plans are administered by the Compensation Committee of the Board of Directors. The 2019 Plan provides for the grant of options, some or all of which may be structured to qualify as Incentive Stock Options if granted to team members, stock appreciation rights, restricted stock, restricted stock units and unrestricted stock to team members, officers, executives, members of the Board of Directors, consultants, and advisors.

The maximum number of shares of common stock which may be issued under the 2019 Plan is 1,500,000 shares. The 2010 Plan provides exclusively for the grant of stock options, some or all of which may be structured to qualify as Incentive Stock Options, to team members, officers and executives. The maximum number of shares of common stock which may be issued under the 2010 Plan is 3,666,667 shares. The 2004 Plan provides for the grant of options, some or all of which may be structured to qualify as Incentive Stock Options if granted to team members, stock appreciation rights, restricted stock, restricted stock units and unrestricted stock to team members, officers, executives and members of the Board of Directors. The maximum number of shares of common stock which may be issued under the 2004 Plan is 2,750,000 shares. At December 31, 2020, the aggregate number of shares of common shares available for grant under these share-based compensation plans was 7,916,667 shares.

BMT’s share-based compensation expense relating to stock options and restricted stock units awarded to BMT team members is recognized on a straight-line basis over the vesting periods of the awards and is a component of BMT’s salaries and employee benefits expense and capital contribution by the Bank. Total share-based compensation expense for the years ended December 31, 2020, 2019 and 2018 was $0.5 million, $0.5 million and $0.3 million, respectively. At December 31, 2020, there was $1.0 million of unrecognized compensation cost related to non-vested, share-based compensation awards for BMT team members.

Stock Options

Customers estimated the fair value of each option on the date of grant generally using the Black-Scholes option pricing model. The risk-free interest rate was based upon the zero-coupon Treasury rates in effect on the grant date of the options based on the expected life of the option. Expected volatility was based upon limited historical information because Customers’ common stock has only been traded since February 2012. Expected life was management’s estimate which took into consideration the vesting requirement, generally three or five years.

During 2020, there were no options granted to BMT team members to purchase shares of Customers Bancorp voting common stock. As of December 31, 2020, there were 172,264 non-vested options for BMT team members outstanding with a weighted-average exercise price of approximately $21.32 and unamortized compensation expense of $0.8 million. There were 63,382 exercisable options as of December 31, 2020. The aggregate intrinsic value of vested and unvested options was $2.1 million as of December 31, 2020. Most of the non-vested options outstanding as of December 31, 2020 were vested on an accelerated basis in January 2021 as described in in NOTE 17 — SUBSEQUENT EVENTS.

Restricted Stock Units

The fair value of restricted stock units granted under the 2019 and 2004 Plans is generally determined based on the closing market price of Customers’ common stock on the date of grant.

Beginning in 2018, Customers Bancorp’s Compensation Committee recommended and the Board of Directors approved a new long-term incentive compensation plan which incorporates performance metrics into the restricted stock awards for certain of Customers’ key officers. Specifically, 40% of the restricted stock units granted as long-term incentive compensation will vest ratably over three years. The remaining 60% will vest upon Customers meeting certain performance metrics, including total shareholder return, return on average common equity, and average Non-Performing Assets to total assets over a three-year period relative to the performance of its peer group.

In April 2020, a BMT team member was awarded 10,000 restricted stock units with a grant date market price of $10.03. No restricted stock units were granted to BMT team members during 2019 and 14,168 restricted stock units were granted to BMT team members in 2018. The aggregate restricted stock units were granted under the 2004 Plan. As of December 31, 2020, there was unamortized compensation expense for BMT team members for restricted stock units of $0.2 million. Total non-vested awards were 15,786 units as of December 31, 2020. All non-vested restricted stock units were vested on an accelerated basis in January 2021 as described in NOTE 17 — SUBSEQUENT EVENTS.

NOTE 13 — INCOME TAXES

The components of income tax expense were as follows:

	For the Year Ended December 31,
(amounts in thousands)	2020	2019	2018
Current
Federal	$—	$—	$—
State	23	27	28
Total current expense	23	27	28

Deferred
Federal	(2,964)	(2,359)	(3,864)
Change in valuation allowance	2,964	2,359	3,864
State	(807)	(445)	(832)
Change in valuation allowance	807	445	832
Total deferred expense	—	—	—
Income tax expense	$23	$27	$28

Effective tax rates differ from the federal statutory rate of 21% due to the following:

	For the Year Ended December 31,
	2020		2019		2018
(amounts in thousands)	Amount	% of pretax income	Amount	% of pretax income	Amount	% of pretax income
Federal income tax at statutory rate	$(2,472)	21.00%	$(1,646)	21.00%	$(3,061)	21.00%
State income tax, net of federal benefit	(558)	4.74	(324)	4.13	(572)	3.92
Valuation allowance	3,771	(32.04)	2,804	(35.78)	4,696	(32.22)
Tax credits	(873)	7.42	(819)	10.46	(988)	6.78
Other	155	(1.31)	12	(0.16)	(47)	0.33
Effective income tax rate	$23	(0.19)%	$27	(0.35)%	$28	(0.19)%

At December 31, 2020 and 2019, BMT had no ASC 740-10 unrecognized tax benefits. BMT does not expect the total amount of unrecognized tax benefits to significantly increase within the next twelve months. BMT recognizes interest and penalties on unrecognized tax benefits in other expense.

Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within the carry-back period. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income, and the projected future taxable income over the periods in which the temporary differences comprising the deferred tax assets will be deductible. Based on its assessment, management determined that a full valuation allowance is necessary at December 31, 2020, 2019, and 2018.

As of December 31, 2020, BMT had Federal net operating loss carryforward of $55.6M and state net operating loss carryforwards of approximately $28.1M. The net operating loss carryforwards begin to expire in the year ending December 31, 2037. In addition, BMT had $2.7M of research and development (R&D) credits. The R&D credit carryforward begins to expire in the year ending December 31, 2038. Both the net operating loss carryforwards and the R&D credit carryforward completely expire in 2040.

A portion of the deferred tax assets represents hypothetical tax attributes (net operating losses and tax credits), which are generated as a result of stand-alone operations but which do not legally exist as the losses and credits were used in the filed consolidated tax returns of Customer’s Bancorp, Inc. to offset income/liabilities of other entities. These particular deferred tax assets would be derecognized if BMT were to leave the consolidated tax return filing group.

Deferred income taxes reflect temporary differences in the recognition of revenue and expenses for tax reporting and financial statement purposes, principally because certain items are recognized in different periods for financial reporting and tax return purposes. The following represents BMT’s deferred tax asset and liabilities as December 31, 2020 and 2019:

(amounts in thousands)	December 31, 2020	December 31, 2019
Deferred tax assets
Net operating losses and credit carryforwards	$16,321	$13,958
Deferred income	1,226	762
Section 197 intangibles	1,226	1,042
Operating lease liability	296	638
Other	142	548
Less: valuation allowance	(13,578)	(9,807)
Total deferred tax assets	5,633	7,141
Deferred tax liabilities
Premises and equipment and developed software	(5,243)	(6,450)
Operating lease ROU asset	(318)	(622)
Other	(72)	(69)
Total deferred tax liabilities	(5,633)	(7,141)
Net deferred tax asset (liability)	$—	$—

BMT is subject to U.S. federal income tax as well as income tax in various state and local taxing jurisdictions. Generally, BMT is subject to examination by federal, state, and local taxing authorities for all years after December 31, 2016.

NOTE 14 — RELATED PARTY TRANSACTIONS

BMT has had, and is expected to have in the future, transactions in the ordinary course of business with Customers and its executive officers, directors, principal shareholders, their immediate families and affiliated companies (commonly referred to as related parties), as described in NOTE 17 — SUBSEQUENT EVENTS.

Servicing Fees from Customers Bank

BMT entered into an Intercompany Services and Expense Agreement (“Intercompany Agreement”) with the Bank effective January 1, 2018, as amended, whereby the Bank pays servicing fees to BMT for the value provided to the Bank for the use of low/no-cost deposits serviced by BMT on its digital platform. Under the Intercompany Agreement, BMT reimbursed payroll expenses of BMT’s team members paid by the Bank through April 2018.

BMT amended the Intercompany Agreement with the Bank effective January 1, 2020, whereby the Bank will pay servicing fees at adjusted rates and reimburse BMT for operating losses resulting from fraud or theft-based transactions in BMT serviced deposit accounts. Since January 1, 2020, BMT’s operating losses resulting from fraud or theft-based transactions reimbursed by the Bank was not material.

BMT earns interchange fees from debit card transactions at rates set by the card issuing network, which adjust from time to time. Further, Federal Reserve’s regulation caps interchange fees for banks over $10 billion in assets. The Bank became subject to this regulation on July 1, 2020, and has agreed to pay BMT the difference between the regulated and unregulated interchange rates, which was $5.9 million in 2020.

Payable to Customers Bank

BMT had $5.1 million in net payables to the Bank at December 31, 2020. The amount represents a net intercompany due to/due from for ongoing operating activities between the Bank and BMT.

Borrowings from Customers Bank

During 2019, BMT entered into a $50.0 million non-negotiable demand promissory note and line of credit agreement with the Bank that was due on demand and carried an interest rate equal to 12-month LIBOR plus 204 basis points payable quarterly. At December 31, 2020, BMT had $21.0 million in borrowings outstanding and accrued interest of $0.1 million under this arrangement with the Bank. The accrued interest is included in “Accounts payable and accrued liabilities” on the balance sheet. In conjunction with the merger transaction discussed below in Note 17 – SUBSEQUENT EVENTS, the outstanding principal and interest was paid down on January 4, 2021 and the revolving line of credit was terminated. Concurrent with the termination of the prior lending arrangement, BMT entered into a $10.0 million line of credit with the Bank, with $5.4 million drawn on the arrangement on January 4, 2021. The $10.0 million line of credit from the Bank carries an interest rate equal to one-month LIBOR plus 375 bps and matures on January 4, 2022. Interest is paid monthly in arrears with the principal due in its entirety at the maturity date.

Operating leases

As of December 31, 2020, BMT leased two offices under operating leases, including one lease where the Bank is listed on the lease as lessee.

NOTE 15 — DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

BMT uses fair value measurements to disclose the fair value of its financial instruments. FASB’s ASC 825, Financial Instruments, requires disclosure of the estimated fair value of an entity’s assets and liabilities considered to be financial instruments. For fair value disclosure purposes, BMT utilized certain fair value measurement criteria under ASC 820, Fair Value Measurements (“ASC 820”), as explained below.

In accordance with ASC 820, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for BMT’s financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The fair value guidance provides a consistent definition of fair value, focusing on an exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

The fair value guidance also establishes a fair value hierarchy and describes the following three levels used to classify fair value measurements:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following methods and assumptions were used to estimate the fair values of BMT’s financial instruments as of December 31, 2020 and 2019:

Cash and cash equivalents:

The carrying amounts reported on the balance sheet for non-interest bearing deposit and restricted cash approximate those assets’ fair values. These assets are classified as Level 1 fair values, based upon the lowest level of input that is significant to the fair value measurements.

Receivable from Customers Bank:

The receivable from the Bank represents an intercompany due to/due from balance for ongoing operating activities of BMT. The carrying amount of the receivable from the Bank approximates its fair value due to the short-term nature of the item.

Accounts receivable:

The carrying amount of accounts receivable approximates fair value because of the short-term nature of these items.

Borrowings from Customers Bank:

In 2019, BMT entered a non-negotiable demand promissory note and line of credit agreement with the Bank to borrow up to $50.0 million with interest set at a floating annual rate equal to 12-month LIBOR plus 204 basis points. The balance outstanding as of December 31, 2020 was $21.0 million. The balance outstanding was reduced to $5.4 million in January 2021 and fully repaid subsequent to March 31, 2021, as described in NOTE 17 — SUBSEQUENT EVENTS.

The carrying amount of the borrowings from the Bank approximates its fair value due to its floating interest rate and short-term nature. The liability is classified as Level 2 fair values, based upon the lowest level of input that is significant to the fair value measurements.

The estimated fair values of BMT’s financial instruments as of December 31, 2020 and 2019 were as follows:

			Fair Value Measurements at December 31, 2020
(amounts in thousands)	Carrying Amount	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Cash and cash equivalents	$2,989	$2,989	$2,989	$—	$—
Liabilities:
Borrowings from Customers Bank	$21,000	$21,000	$—	$21,000	$—

			Fair Value Measurements at December 31, 2019
(amounts in thousands)	Carrying Amount	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Cash and cash equivalents	$8,586	$8,586	$8,586	$—	$—
Liabilities:
Borrowings from Customers Bank	$40,000	$40,000	$—	$40,000	$—

NOTE 16 — LOSS CONTINGENCIES

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are any such matters that will have a material effect on the financial statements that are not currently accrued for. However, in light of the uncertainties inherent in these matters, it is possible that the ultimate resolution may have a material adverse effect on BMT’s results of operations for a particular period, and future changes in circumstances or additional information could result in accruals or resolution in excess of established accruals, which could adversely affect BMT’s results of operations, potentially materially.

United States Department of Education Matter

In 2018, Customers received a Final Program Review Determination (“FPRD”) letter dated September 5, 2018 from the U.S. Department of Education (“ED”) regarding a focused program review of Higher One’s/Customers Bank’s administration, as a third-party servicer, of the programs authorized pursuant to Title IV of the Higher Education Act of 1965. The ED program review covered the award years beginning in 2013 through the FPRD issuance date, including the time period when Higher One was acting as the third-party servicer prior to Customers’ acquisition of the Disbursements business on June 15, 2016. The FPRD determined that, with respect to students enrolled at specified partner institutions, Higher One/Customers did not provide convenient fee-free access to ATMs or bank branch offices in such locations as required by the ED’s cash management regulations.

Those regulations, which were in effect during the period covered by the program review and were revised during that period, seek, among other purposes, to ensure that students can make fee-free cash withdrawals. The FPRD determined that students incurred prohibited costs in accessing Title IV credit balance funds, and the FPRD classifies those costs as financial liabilities of Customers. The FPRD also requires Customers to take prospective action to increase ATM access for students at certain of its partner institutions. Customers disagreed with the FPRD and appealed the asserted financial liabilities of $6.5 million, and a request for review was submitted to trigger an administrative process before the ED’s Office of Hearing and Appeals.

On March 26, 2020, the ED and Customers filed a Joint Motion to Dismiss with Prejudice (the “Joint Motion”) with the United States Department of Education. The Joint Motion states that the ED and Customers reached an agreement that resolves the liabilities at issue in the appeal. The Joint Motion was granted on April 27, 2020. As part of the settlement, the liabilities assessed in the FPRD were reduced to $3.0 million (the “Settlement Amount”) and will be paid in quarterly installments over the next three years ending April 1, 2023. BMT had recorded a liability of $2.0 million included in “Other liabilities” on the balance sheet during 2019 with the remaining $1.0 million of the settlement to be funded from the escrow account. On June 30, 2020, the Bank assumed the $2.0 million liability and the $1.0 million escrow account.

NOTE 17 — SUBSEQUENT EVENTS

Merger with Megalith Financial Acquisition Corp.

On January 4, 2021, Megalith Financial Acquisition Corp. (“Megalith”), MFAC Merger Sub Inc., (“Merger Sub”) and BankMobile Technologies, Inc. (“BankMobile”) consummated the transactions contemplated by the Merger Agreement (as defined below), following the approval at the special meeting of the stockholders of Megalith held on December 21, 2020 (the “Special Meeting”). In connection with the closing of the merger, Megalith Financial Acquisition Corp. changed its name to BM Technologies, Inc. (the “Company” or “BMT”). On August 6, 2020, the parties had entered into an Agreement and Plan of Merger, dated as of August 6, 2020 (as amended on November 2, 2020 and December 8, 2020, the “Merger Agreement”), by and among Megalith, Merger Sub, BankMobile, Customers Bank and Customers Bancorp Inc. (“CUBI”).

Pursuant to the terms of the Merger Agreement, the total consideration for the business combination and related transactions (the “Merger Consideration”) was approximately $87.7 million. Adjusted for Company debt, excess transaction expenses, working capital adjustments and cash (in each case, estimated as of the closing), Customers Bank, as sole stockholder of BankMobile, received approximately $23.1 million in cash, stockholders of CUBI as of a record date of December 18, 2020 and certain employees of BankMobile collectively received $64.6 million in value of shares of Class A common stock of the Company, at $10.38 per share. In connection with the Special Meeting, holders of 500 shares of Megalith Class A common stock sold in its initial public offering exercised their right to redeem those shares for cash prior to the redemption deadline of December 17, 2020, at a price of $10.42 per share, for an aggregate payment from Megalith’s trust account of approximately $5,210. Effective January 6, 2021, the Company’s units ceased trading, and the Company’s common stock and warrants began trading on the NYSE American under the symbols “BMTX” and “BMTX-WT,” respectively.

After taking into account the aggregate payment in respect of the redemption, the Company’s trust account had a balance immediately prior to the Closing of approximately $27.7 million. Such balance in the trust account, together with approximately $20.0 million in proceeds from the PIPE Financing, were used to pay transaction expenses and other liabilities of Megalith, a cash reserve for the Company of $10.0 million, a portion of BankMobile debt due to CUBI equal to $8.8 million, and the cash consideration paid to Customers Bank of $23.1 million. The amount of outstanding debt owed by BankMobile to CUBI after the close of the transactions was $5.4 million.

In conjunction with the business combination and related transactions, most of the non-vested stock options of Customers Bank voting common stock as well as all of the non-vested restricted stock units that had been granted to certain BMT officers and team members were vested. See NOTE 12 — SHARE-BASED COMPENSATION above for additional information regarding the stock options and restricted stock units.

Reduction in debt outstanding

Subsequent to March 31, 2021, BM Technologies repaid the $5.4 million balance on its line of credit with the Bank; the undrawn $10.0 million line of credit from the Bank matures on January 4, 2022.

Management evaluation date

Management evaluated subsequent events through July 19, 2021, the date that these financial statements were available for issuance.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, expected to be incurred by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

Amount Paid or to be Paid
SEC registration fee		$36,213
Legal fees and expenses		*
Accounting fees and expenses		*
Financial printing and miscellaneous expenses		*
Total	$	*

*	To be completed by Amendment

Item 14. Indemnification of Directors and Officers

Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

We have entered into indemnification agreements with each of our directors and officers. These agreements provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and our certificate of incorporate and bylaws.

We also maintain a general liability insurance policy, which will cover certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 15. Recent Sales of Unregistered Securities

The PIPE Financing

In connection with the Business Combination, on August 5, 2020, Megalith entered into subscription agreements (the “PIPE Subscription Agreements”) with the PIPE Investors (including the Sponsor Affiliated PIPE Investors) to purchase 1,927,058 shares of Class A Common Stock in a private placement for $10.38 per share, for aggregate gross proceeds of approximately $20,002,872, subject to certain conditions, including that all conditions precedent to the Closing of the Business Combination will have been satisfied or waived (other than those conditions are to be satisfied at Closing). In connection with the PIPE Financing, pursuant to the Sponsor Share Letter, the Sponsor agreed to transfer an additional 178,496 aggregate shares to certain of the PIPE Investors.

The PIPE Financing closed on January 4, 2021, and the issuance of an aggregate 1,927,058 shares of Class A common stock occurred immediately prior to the Business Combination. The sale and issuance was made to accredited investors in reliance on Rule 506 of Regulation D under the Securities Act. No separate fees or commissions were paid to the placement agents other than payments made to such institutions for other services rendered in connection with the Megalith initial public offering and/or the Business Combination.

Private Placement Warrants

Simultaneously with the closing of Megalith’s IPO on August 28, 2018, Megalith completed the private sale of an aggregate of 6,560,000 Warrants (the “Private Placement Warrants”). 5,810,000 of the Private Placement Warrants were sold to the Sponsor and 750,000 Private Placement Warrants were sold to Chardan Capital Markets, LLC at a purchase price of $1.00 per Private Placement Warrant, generating gross proceeds to Megalith of $6,560,000. On September 21, 2018, the Sponsor bought an additional 385,778 Private Placement Warrants, generating gross proceeds to Megalith of $385,778. The Private Placement Warrants have the same terms as the warrants sold to the public in Megalith’s IPO. No underwriting discounts or commissions were paid with respect to such sale. The issuance of the Private Placement Warrants was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits

The following documents are filed as exhibits to this registration statement.

Exhibit No.	Description
2.1†	Agreement and Plan of Merger, dated August 6, 2020, by and among Megalith, Merger Sub, BankMobile, and Customers Bank (incorporated by reference to the Company’s Form 8-K, filed with the SEC on August 6, 2020).
2.2†	First Amendment to Agreement and Plan of Merger, dated November 2, 2020, by and among Megalith, Merger Sub, BankMobile, Customers Bank, and Customers Bancorp (incorporated by reference to the Company’s Form 8-K, filed with the SEC on November 2, 2020).
2.3†	Second Amendment to Agreement and Plan of Merger, dated December 8, 2020, by and among Megalith, Merger Sub, BankMobile, Customers Bank, and Customers Bancorp (incorporated by reference to the Company’s Form 8-K, filed with the SEC on December 8, 2020).
3.1	Second Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to the Company’s Form 8-K, filed with the SEC on January 8, 2021).

3.2	Amended and Restated Bylaws of the Company (incorporated by reference to the Company’s Form 8-K, filed with the SEC on January 8, 2021).
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.2 to Megalith Financial Acquisition Corporation’s Form S-1/A, filed with the SEC on August 16, 2018).
4.2	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to Megalith Financial Acquisition Corporation’s Form S-1/A, filed with the SEC on August 16, 2018).
5.1	Opinion of Nelson Mullins Riley & Scarborough LLP (previously filed).
10.1†	Transition Services Agreement, dated January 4, 2021, by and between Customers Bank and the Company (incorporated by reference to the Company’s Form 8-K, filed with the SEC on January 8, 2021).
10.2†	Software License Agreement, dated January 4, 2021, by and between Customers Bank and the Company (incorporated by reference to the Company’s Form 8-K, filed with the SEC on January 8, 2021).
10.3†	Deposit Processing Services Agreement, dated January 4, 2021, by and between the Company and Customers Bank (incorporated by reference to the Company’s Form 8-K, filed with the SEC on January 8, 2021).
10.4	Non-Competition and Non-Solicitation Agreement, dated January 4, 2021, by and between the Company and Customers Bank (incorporated by reference to the Company’s Form 8-K, filed with the SEC on January 8, 2021).
10.5	Form of Indemnification Agreement between the Company and certain officers and directors of the Company (incorporated by reference to the Company’s Form 8-K, filed with the SEC on January 8, 2021).
10.6	Loan Agreement, January 4, 2021, between Customers Bank, the Company and BMTX, Inc. (incorporated by reference to the Company’s Form 8-K, filed with the SEC on January 8, 2021).
10.7+	2020 Equity Incentive Plan (incorporated by reference to the Company’s Form 8-K, filed with the SEC on January 8, 2021).
10.8+	Employment Agreement with Luvleen Sidhu, dated January 4, 2021 (incorporated by reference to the Company’s Form 8-K, filed with the SEC on January 8, 2021).
10.9+	Employment Agreement with Robert Diegel, dated January 4, 2021 (incorporated by reference to the Company’s Form 8-K, filed with the SEC on January 8, 2021).
10.10+	Employment Agreement with Andrew Crawford, dated January 4, 2021 (incorporated by reference to the Company’s Form 8-K, filed with the SEC on January 8, 2021).
10.11+	Employment Agreement with Warren Taylor, dated January 4, 2021 (incorporated by reference to the Company’s Form 8-K, filed with the SEC on January 8, 2021).
10.12	Form of Subscription Agreement between Megalith and the PIPE Investors named therein, dated August 5, 2020 (Incorporated by reference to Exhibit 10.5 of Megalith’s Form 8-K (File No. 001-38633), filed with the SEC on August 6, 2020).
10.13	Letter Agreement, dated August 23, 2018, by and between Megalith, the initial security holders and the officers and directors of Megalith (incorporated by reference to Megalith’s Form 8-K, filed with the SEC on August 29, 2018).
10.14	Registration Rights Agreement, dated August 23, 2018, by and among the Company and the initial security holders (incorporated by reference to Megalith’s Form 8-K, filed with the SEC on August 29, 2018).
10.15	Securities Subscription Agreement, dated November 13, 2017, between the Registrant and MFA Investor Holdings LLC (incorporated by reference to Megalith’s Form S-1, filed with the SEC on July 20, 2018).
10.16	Amended and Restated Private Placement Warrants Purchase Agreement, dated August 9, 2018, between Megalith and MFA Investor Holdings LLC (incorporated by reference to Megalith’s Form S-1/A, filed with the SEC on August 16, 2018).
10.17	Amended and Restated Private Placement Warrants Purchase Agreement, dated August 23, 2018, between the Company and Chardan (incorporated by reference to Megalith’s Form 8-K, filed with the SEC on August 29, 2018).
14.1	Code of Ethics (incorporated by reference to Megalith’s Form S-1/A, filed with the SEC on August 16, 2018).
23.1	Consent of WithumSmith+Brown, PC (previously filed).
23.2*	Consent of BDO USA, LLP.
23.3	Consent of Nelson Mullins Riley & Scarborough LLP (included in Exhibit 5.1).
24.1	Power of Attorney (incorporated by reference to the Company’s Form S-1 filed with the SEC on February 12, 2021).

†	Schedules and exhibits have been omitted pursuant to Item 601 of Regulation S-K. i3 Verticals, Inc. hereby undertakes to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission.

*	Filed herewith.
+	Denotes a management contract or compensatory plan or arrangement.

(b) Financial statement schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes that:

1.	For the purpose of determining liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

2.	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

3.	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, BM Technologies, Inc. has duly caused this Amendment No. 2 to the Registration Statement on Form S-1/A to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wayne, State of Pennsylvania, on the 22nd day of July, 2021.

BM Technologies, Inc.

By:	/s/ Luvleen Sidhu
Luvleen Sidhu
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Luvleen Sidhu	Chief Executive Officer and Director	July 22, 2021
Luvleen Sidhu	(principal executive officer)

/s/ Robert Ramsey	Chief Financial Officer	July 22, 2021
Robert Ramsey	(principal financial officer and principal accounting officer)

*	Director	July 22, 2021
Pankaj Dinodia

*	Director	July 22, 2021
A.J. Dunklau

*	Director	July 22, 2021
Brent Hurley

*	Director	July 22, 2021
Marcy Schwab

*	Director	July 22, 2021
Mike Gill

*	Director	July 22, 2021
Aaron Hodari

*	Signed by Robert Ramsey Pursuant to the power of attorney signed by each individual and previously filed with this Registration Statement on February 12, 2021.